UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rehovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧             Form 40-F ☐

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is Exhibit 99.1: Registrant’s press release entitled “SatixFy Announces First Quarter 2023 Results”.

Exhibit 99.1 (solely with respect to “First Quarter 2023 Results” (but not including those items entitled “Adjusted net loss on a non-IFRS basis” set forth therein), "Unaudited Interim Condensed Consolidated Statements of Financial Position" and "Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss") is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005), its Registration Statements on Form F-1/A filed with the Securities and Exchange Commission on May 11, 2023 (File No. 333-268835) and January 19, 2023 (File No. 333-268510) and its Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 21, 2022 (File No. 333-267015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

May 26, 2023

EXHIBIT INDEX

Exhibit	Description

99.1	Registrant's press release entitled “SatixFy Announces First Quarter 2023 Results”.